October 29, 2007

VIA EDGAR AND FACSIMILE

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Rancher Energy Corp.
Registration Statement on Form S-1
Acceleration Request
File No. 333-141086

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), as amended, and in connection with the above-referenced Registration Statement, Rancher Energy Corp. (the “Company”) hereby requests that said Registration Statement be declared effective on Wednesday, October 31, 2007 at 10:00 a.m., or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Robert Bearman at (303) 894-6169 at the law firm of Patton Boggs LLP.

Very truly yours,

/s/ John Works
John Works
President & Chief Executive Officer